Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3ASR) and related Prospectuses of F.N.B. Corporation for the registration of common stock, preferred stock, debt securities, depository shares, warrants, purchase contracts, and units, and for the registration of 35,356 shares of common stock pertaining to the Metro Bancorp, Inc. Amended and Restated 2006 Employee Stock Option and Restricted Stock Plan, and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements of F.N.B. Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of F.N.B. Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

May 16, 2018